FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑ No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Telefónica Group: Second half-yearly financial report	43

TELEFÓNICA GROUP
INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (SUMMARY ANNUAL FINANCIAL STATEMENTS)
AND
MANAGEMENT REPORT FOR THE SECOND HALF OF 2008

CONSOLIDATED BALANCE SHEETS
(Millions of euros)	Note:	12/31/2008 (*)	12/31/2007

A) NON-CURRENT ASSETS		81,923	87,395

Intangible assets	6	15,921	18,320
Goodwill	6	18,323	19,770
Property, plant and equipment	6	30,545	32,460
Investment properties		1	9
Investments in associates	7	2,777	3,188
Non-current financial assets	9	7,376	5,819
Deferred tax assets		6,980	7,829

B) CURRENT ASSETS		17,973	18,478

Inventories		1,188	987
Trade and other receivables		9,315	9,662
Current financial assets	9	2,216	1,622
Tax receivables		970	1,010
Cash and cash equivalents	9	4,277	5,065
Non-current assets held for sale		7	132

TOTAL ASSETS (A + B)		99,896	105,873

A) EQUITY	8	19,562	22,855

Equity attributable to equity holders of the parent	8	17,231	20,125
Minority interests	8	2,331	2,730

B) NON-CURRENT LIABILITIES		55,202	58,044

Interest-bearing debt	9	45,088	46,942
Trade and other payables		1,117	1,015
Deferred tax liabilities		3,576	3,926
Provisions		5,421	6,161

C) CURRENT LIABILITIES		25,132	24,974

Interest-bearing debt	9	8,100	6,986
Trade and other payables		13,651	14,556
Current tax payables		2,275	2,157
Provisions		1,106	1,275

TOTAL EQUITY AND LIABILITIES (A+B+C)		99,896	105,873

(*) Unaudited
Condensed Notes 1 to 14 and Appendix I are an integral part of these consolidated balance sheets.

CONSOLIDATED INCOME STATEMENTS		Six months ended December (*)		Year ended December (*)
(Millions of euros)	Note	2008	2007	2008 (*)	2007

Revenues from operations	5	29,797	28,615	57,946	56,441
Other income		957	2,491	1,865	4,264
Supplies		(9,156)	(9,064)	(17,818)	(17,907)
Personnel expenses		(3,373)	(4,248)	(6,762)	(7,893)
Other expenses		(6,429)	(6,240)	(12,312)	(12,081)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	11,796	11,554	22,919	22,824

Depreciation and amortization	5	(4,525)	(4,723)	(9,046)	(9,436)

OPERATING INCOME	5	7,271	6,831	13,873	13,388

Share of profit (loss) of associates		(157)	60	(161)	140

Finance income		402	361	827	703
Exchange gains		3,378	3,613	6,189	4,645
Finance expenses		(1,819)	(1,818)	(3,648)	(3,554)
Exchange losses		(3,370)	(3,563)	(6,165)	(4,638)
Net financial expenses		(1,409)	(1,407)	(2,797)	(2,844)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		5,705	5,484	10,915	10,684

Corporate income tax		(1,569)	(308)	(3,089)	(1,565)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		4,136	5,176	7,826	9,119

Profit after taxes from discontinued operations		—	—	—	—

PROFIT FOR THE PERIOD		4,136	5,176	7,826	9,119

Minority interests		(137)	(100)	(234)	(213)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,999	5,076	7,592	8,906

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.86	1.07	1.63	1.87
(*) Unaudited
Condensed Notes 1 to 14 and Appendix I are an integral part of these income statements.

CONSOLIDATED CASH FLOW STATEMENTS	Year ended December 31
(Millions of euros)	2008 (*)	2007

Cash received from customers	69,060	67,129
Cash paid to suppliers and employees	(48,500)	(47,024)
Dividends received	113	124
Net interest and other financial expenses paid	(2,894)	(3,221)
Taxes paid	(1,413)	(1,457)

Net cash from operating activities	16,366	15,551

Proceeds on disposals of property, plant and equipment and intangible assets	276	198
Payments on investments in property, plant and equipment and intangible assets	(7,889)	(7,274)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	686	5,346
Payments on investments in companies, net of cash and cash equivalents acquired	(2,178)	(2,798)
Proceeds on financial investments not included under cash equivalents	31	14
Payments made on financial investments not included under cash equivalents	(114)	(179)
Interest received on cash surpluses not included under cash equivalents	76	74
Government grants received	11	27

Net cash used in investing activities	(9,101)	(4,592)

Dividends paid	(4,440)	(3,345)
Transactions with equity holders	(2,241)	(2,152)
Proceeds on issue of debentures and bonds	1,317	4,209
Proceeds on loans, receivables and promissory notes	3,693	6,658
Cancellation of debentures and bonds	(1,167)	(1,756)
Repayments of loans, credits and promissory notes	(4,927)	(13,039)

Net cash used in financing activities	(7,765)	(9,425)

Effect of foreign exchange rate changes on collections and payments	(302)	(261)

Effect of changes in consolidation methods and other non-monetary effects	14	—

Net increase (decrease) in cash and cash equivalents during the period	(788)	1,273

CASH AND CASH EQUIVALENTS AT JANUARY 1	5,065	3,792

CASH AND CASH EQUIVALENTS AT DECEMBER 31	4,277	5,065

Reconciliation of cash and cash equivalents with the balance sheet

BALANCE AT JANUARY 1	5,065	3,792

Cash on hand and at banks	2,820	2,375
Other cash equivalents	2,245	1,417

BALANCE AT DECEMBER 31	4,277	5,065

Cash on hand and at banks	3,236	2,820
Other cash equivalents	1,041	2,245
(*) Unaudited
Condensed Notes 1 to 14 and Appendix I are an integral part of these consolidated cash flow statements.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE	Year ended December 31
(Millions of euros)	2008 (*)	2007

Gain (loss) on available-for-sale investments	(1,309)	32
Gain (loss) on hedges	1,352	892
Translation differences	(4,051)	(1,375)
Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(182)	54
Share of income (loss) recognized directly in equity of associates	(59)	(3)
Tax effect of items recognized directly in equity	(79)	(296)

Net income (loss) recognized directly in equity	(4,328)	(696)

Profit for the period	7,826	9,119

Total income and expense recognized in the period	3,498	8,423

Attributable to:
Equity holders of the parent	3,612	8,158
Minority interests	(114)	265

	3,498	8,423
(*) Unaudited
Condensed Notes 1 to 14 and Appendix I are an integral part of these consolidated statements of recognized income and expense.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (SUMMARY ANNUAL FINANCIAL STATEMENTS) FOR THE SECOND HALF OF 2008.
(1)	INTRODUCTION AND GENERAL INFORMATION
Telefónica Group organizational structure
Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “Telefónica,” “the Group” or “the Company”) operating primarily in the telecommunications, media and contact center industries.
The parent company of the Group is Telefónica, S.A., incorporated for an indefinite period on April 19, 1924. Its registered office is located at calle Gran Vía 28, Madrid (Spain).
Corporate structure of the Group
Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all types of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
The Telefónica Group follows a regional, integrated management model based on three business areas defined by the geographical markets in which it operates and an integrated the wireline and wireless set business model:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
Likewise, certain wireline and wireless telephony services are provided under regulated rates and tariffs.

(2)	BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The interim condensed consolidated financial statements for the second half of 2008 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Therefore, they do not contain all the information and disclosures required in complete consolidated financial statements and, for adequate interpretation, they should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2007.
These accompanying interim financial statements were prepared by the Company’s Board of Directors at its meeting on February 25, 2009.
Unless otherwise indicated, the figures in these interim financial statements are expressed in millions of euros and rounded.
(3)	COMPARATIVE INFORMATION
Comparative data for 2007 are included in the accompanying interim financial statements.
The main changes in the consolidation scope affecting comparability of the consolidated information for 2008 and 2007 (see Appendix I for a more detailed explanation of the changes in consolidation scope for the year) are as follows:
2008
a)	Tender offer for all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A.
On September 17, 2008, Telefónica, S.A. launched a tender offer, through its subsidiary Inversiones Telefónica Internacional Holding, Ltda. to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (“CTC”) that it did not control directly or indirectly, amounting to 55.1% of CTC’s share capital. Upon completion of the acceptance period of the tender offer, a total of 496,341,699 shares issued by CTC were tendered, representing 94.11% of the shares to which the offer related and a total investment of approximately 640 million euros. After settlement of the transaction Telefónica, S.A.’s indirect ownership in CTC’s share capital increased from 44.9% to 96.75%. This percentage is what appears as the ownership percentage in the accompanying interim financial statements. The subsidiary continues to be fully consolidated by the Group.

2007
b)	Sale of shareholding in Airwave O2, Ltd.
In April 2007, Telefónica O2 Europe, Plc, a wholly owned subsidiary of Telefónica, S.A., sold, through its subsidiary O2 Holdings, Ltd, 100% of the share capital of UK company Airwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date). The sale produced a gain of 1,296 million euros, recognized under “Other income” in the accompanying interim consolidated income statement.
c)	Sale of shareholding in Endemol Investment Holding, B.V.
In May 2007, Telefónica, S.A. agreed to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. for 2,629 million euros. The transaction was carried out on July 3, producing a gain for the Telefónica Group of 1,368 million euros, recognized under “Other income” in the accompanying interim consolidated income statement.
d)	Acquisition of indirect shareholding in Telecom Italia
In 2007, Italian company Telco, S.p.A., in which Telefónica, S.A. holds a stake of 42.3%, acquired 23.6% of the voting shares of Telecom Italia S.p.A. (16.3% of total share capital). This left Telefónica, S.A. with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98% at December 31, 2007, and 6.88% of the dividend rights, for 2,314 million euros.
Subsequently, in March 2008, Telco, S.p.A acquired 121.5 million shares of Telecom Italia, S.p.A. (representing 0.9% of its share capital), increasing its ownership percentage to 24.5% of the voting rights and 16.9% of the dividend rights.
As a result, the Telefónica Group indirectly holds 10.4% of Telecom Italia, S.p.A.’s voting rights and 7.1% of its dividend rights. The investment in Telco, S.p.A. is included in the Group’s consolidation scope through the equity method.
With respect to seasonality, the historical performance of consolidated results shows minimal variations in the Group’s operations between the first and second half of the year.
(4)	ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements for the six month period ended December 31, 2008 are consistent with those followed in the preparation of the 2007 consolidated annual financial statements, except for:
•	Interpretation of International Financial Reporting Interpretations Committee (IFRIC) 11: Group and Treasury Share Operations, which has been applied from January 1, 2008.

•	IFRIC 14: IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, which has been applied from January 1, 2008.

•	The amendments to IAS 39 and IFRS 7: Reclassification of financial assets, which have been applied from July 1, 2008.

The adoption of these interpretations and amendments has not had a significant impact on the Group’s interim financial statements in the initial period of application.
At the date of preparation of these interim financial statements, IFRIC 12: Service Concession Arrangements, effective for the first annual period ending on or after January 1, 2008, had been published by the International Accounting Standards Board but not adopted by the European Union as of December 31, 2008. The application of this interpretation would not have had an impact on the interim consolidated financial statements for 2008.
(5)	SEGMENT INFORMATION
Segmental profit and capital expenditure information for 2008 and 2007 is as follows:

Six months ended December 31, 2008
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group
External sales	10,342	11,539	7,270	646	29,797
Inter-segment sales	165	104	33	(302)	—
Other operating income and expenses	(5,395)	(7,029)	(5,156)	(421)	(18,001)

OIBDA (*)	5,112	4,614	2,147	(77)	11,796

Depreciation and amortization	(1,099)	(1,864)	(1,494)	(68)	(4,525)

OPERATING INCOME	4,013	2,750	653	(145)	7,271

CAPITAL EXPENDITURES	1,157	2,537	1,215	42	4,951

Six months ended December 31, 2007
		Telefónica
	Telefónica	Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group
External sales	10,319	10,359	7,371	566	28,615
Inter-segment sales	173	91	19	(283)	—
Other operating income and expenses	(5,767)	(6,720)	(5,513)	939	(17,061)

OIBDA (*)	4,725	3,730	1,877	1,222	11,554

Depreciation and amortization	(1,175)	(1,855)	(1,636)	(57)	(4,723)

OPERATING INCOME	3,550	1,875	241	1,165	6,831

CAPITAL EXPENDITURES	1,351	2,212	1,162	94	4,819

Year ended December 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	20,518	21,974	14,253	1,201	57,946
Inter-segment sales	320	200	56	(576)	—
Other operating income and expenses	(10,553)	(13,729)	(10,129)	(616)	(35,027)

OIBDA (*)	10,285	8,445	4,180	9	22,919

Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)

OPERATING INCOME	8,046	4,800	1,145	(118)	13,873

CAPITAL EXPENDITURES	2,208	4,035	2,072	86	8,401

Year ended December 31, 2007
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	20,423	19,901	14,417	1,700	56,441
Inter-segment sales	260	177	41	(478)	—
Other operating income and expenses	(11,235)	(12,957)	(9,481)	56	(33,617)

OIBDA (*)	9,448	7,121	4,977	1,278	22,824

Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)	(9,436)

OPERATING INCOME	7,067	3,562	1,591	1,168	13,388

CAPITAL EXPENDITURES	2,381	3,343	2,125	178	8,027

(*)
For the presentation of the segment reporting, revenue and expenses arising from the use of trademark and management contracts that do not affect the Group’s consolidated results have been eliminated from the operating results of each segment.

Segment assets, liabilities and investments in associates at December 31, 2008 and 2007 are as follows:

At December 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
INVESTMENTS IN ASSOCIATES	99	107	—	2,571	2,777

NON-CURRENT ASSETS	14,372	21,959	27,265	1,193	64,789

TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896

TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

At December 31, 2007
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
INVESTMENTS IN ASSOCIATES	95	70	—	3,023	3,188

NON-CURRENT ASSETS	14,451	23,215	31,658	1,226	70,550

TOTAL ALLOCATED ASSETS	34,423	37,618	39,144	(5,312)	105,873

TOTAL ALLOCATED LIABILITIES	22,014	22,205	10,215	28,584	83,018

(6)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
The movements in “Intangible assets” and “Property, plant and equipment” in 2008 are as follows:

		Property, plant
Millions of euros	Intangible assets	and equipment	Total
Opening balance at December 31, 2007	18,320	32,460	50,780

Additions	1,631	6,770	8,401
Depreciation and amortization	(2,743)	(6,303)	(9,046)
Decreases	(18)	(286)	(304)
Changes in consolidation scope	565	185	750
Translation differences and other	(1,834)	(2,281)	(4,115)

Ending balance at December 31, 2008	15,921	30,545	46,466

The movement in “Goodwill” in the year is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2007	19,770

Additions	432
Translation differences and other	(1,879)

Ending balance at December 31, 2008	18,323

It is worth noting the impact of translation differences on intangibles, property, plant and equipment, and goodwill caused by fluctuations in the currency exchange rates of the countries where the Group operates, specially the sterling pound.
(7)	RELATED PARTIES
Significant shareholders:
The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (la Caixa), and their respective subsidiaries are as follows:

Revenue and expenses	Year ended December 31
(Millions of euros)	2008	2007
Finance costs	50	47
Leases	9	24
Receipt of services	20	37
Purchase of goods	—	1

EXPENSES	79	109

Finance revenue	86	169
Dividends received	34	25
Services rendered	229	223
Sale of goods	45	47

REVENUE	394	464

Other transactions	Year ended December 31
(Millions of euros)	2008	2007
Finance arrangements: loans and capital contributions (lender)	723	1,504
Finance leases (lessor)	2	—
Finance arrangements: loans and capital contributions (borrower)	1,118	619
Finance leases (lessee)	15	—
Repayment or cancellation of loans and lease arrangements (lessee)	4	—
Guarantees and deposits given	14	19
Guarantees and deposits received	4	—
Dividends and other earnings distributed	516	390
Other transactions (derivatives)	6,930	7,160
Investments in Associates
The movement in “Investments in associates” in 2008 is as follows:

Investments in
Millions of euros	associates
Opening balance at December 31, 2007	3,188

Additions	4
Decreases	(55)
Profit (loss)	(161)
Dividends	(65)
Changes in consolidation scope	1
Translation differences and other	(135)

Ending balance at December 31, 2008	2,777

Results for 2008 include the impact of the impairment charge taken by Telco S.p.A. on its investment in Telecom Italia. The estimated synergies to be derived from the improvement of certain processes of the Group, primarily in its European operations, as a result of alliances reached with Telecom Italia, were considered in the calculation of the impact to the Telefónica Group. The amount shown in “Share of profit (loss) of associates” in the income statement for 2008 reflects a 209 million euros loss in this respect (146 million euros after the related tax effect at Telefónica, S.A.).
The composition of amounts recognized in the consolidated balance sheet involving associates is as follows:

(Millions of euros)	12/31/2008	12/31/2007
Long-term loans to associates	49	75
Short-term loans to associates	77	45
Current receivables from associates	120	74
Loans from associates	109	44
Current payables to associates	73	40

The main transactions carried out with associates in 2008 and 2007 are as follows:

	Year ended December 31
(Millions of euros)	2008	2007
Revenues from operations with associates	212	148
Expenses from operations with associates	533	365
Joint ventures
On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) established a 50/50 joint venture, Brasilcel, N.V., through the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is included in the interim financial statements of the Telefónica Group by the proportionate consolidation method.
The contributions of Brasilcel, N.V. to the Telefónica Group’s consolidated balance sheet at December 31, 2008 and 2007 are as follows:

(Millions of euros)	12/31/2008	12/31/2007
Current assets	1,234	1,193
Non-current assets	4,616	4,358
Current liabilities	1,351	1,328
Non-current liabilities	1,212	644
In addition, the main contributions to operating income in the consolidated income statements for 2008 and 2007 are as follows:

	Year ended December 31
(Millions of euros)	2008	2007
Revenue from operations	2,662	2,152
Expenses from operations	2,063	1,778
Directors’ and senior executives’ compensation and other information
The compensation of Telefónica, S.A. directors is governed by Article 28 of the Company’s by-laws, which states that the compensation amount that the Company shall pay to of its Directors shall be determined by the shareholders at the General Shareholders’ Meeting, which shall remain unchanged until such shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the various Directors. In this respect, the General Shareholders’ Meeting held on April 11, 2003 established the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, as fixed payment and fees for attendance to meetings of the Board of Directors’ advisory or control committees. In addition, the compensation previously discussed, deriving from membership on the Board of Directors, are compatible, in accordance with the terms of the identified Article of the by-laws, with other professional or employment duties corresponding to the Directors by reason of any executive or advisory functions that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Therefore, the compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Standing Committee and/or the advisory and control committees consists of a fixed amount payable monthly and fees for attendance to the meetings of the Board’s advisory or control committees. In this respect, it is noted that starting September 2007, executive directors do not receive any compensation related to their directorships, and receive only the corresponding compensation for the performance of their executive duties in their respective contracts.
The following table presents the fixed amounts established for membership to the Telefónica, S.A. Board of Directors, Standing Committee and advisory or control committees (in euros).

			Advisory or control
Position	Board of Directors	Standing Committee	committees
Chairman	300,000	100,000	28,000

Deputy Chairman	250,000	100,000	—

Board member:

Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
Additionally, the attendance fee amount for each of the Board of Directors advisory or control committee meetings is 1,250 euros.
Thus, as it relates to 2008, the total amount of compensation received by the directors of Telefónica, S.A. in such role is 3,922,333 euros in fixed compensation and 215,000 thousand euros in attendance fees for the Board of Directors advisory or control committee meetings. Likewise, it should be noted that the compensation received by Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,349,794 euros. In addition, Company directors that participate in the various regional advisory committees (Andalusia, Catalonia and Valencia) and the Telefónica Corporate University Advisory Council, received a total of 88,750 euros in 2008.

The following table presents, on an individual basis, and by type, the compensation and benefits that have been received by Telefónica, S.A. directors in their role as members of the Board of Directors of Telefónica, S.A. in 2008 (in euros):

	Board of	Standing		Other fees and
Board Members	Directors	Committee		Commissions		TOTAL
				Fixed Payment	Attendance Fees
Chairman
César Alierta Izuel	300,000	100,000		—	—	400,000

Deputy chairmen
Isidro Fainé Casas	250,000	100,000		—	—	350,000
Vitalino Manuel Nafría Aznar	250,000	—		51,334	30,000	331,334

Members
Julio Linares López	—	—		—	—	—
José María Abril Pérez	150,000	100,000		14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	—		42,000	11,250	203,250
José María Álvarez-Pallete López	—	—		—	—	—
David Arculus	150,000	—		23,333	6,250	179,583
Eva Castillo Sanz	137,500	—		—	—	137,500
Carlos Colomer Casellas	150,000	100,000		36,167	11,250	297,417
Peter Erskine	150,000	100,000		17,500	8,750	276,250
Alfonso Ferrari Herrero	150,000	108,333	(*)	82,833	37,500	378,666
Luiz Fernando Furlán	137,500	—		11,667	5,000	154,167
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000		84,000	43,750	377,750
Pablo Isla Álvarez de Tejera	150,000	—		72,333	18,750	241,083
Antonio Massanell Lavilla	150,000	—		47,833	30,000	227,833
Francisco Javier de Paz Mancho	150,000	100,000		56,000	11,250	317,250

TOTAL	2,575,000	808,333		539,000	215,000	4,137,333

(*)	Alfonso Ferrari Herrero was appointed member of the Standing Committee on December 19, 2007 and therefore the compensation for that month is included in the table.

In addition, the detail of the aggregate compensation received by César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for the performance their executive functions by item is as follows:

2008
ITEM	(euros)
Salaries	5,704,005

Variable compensation (1)	7,885,683

Compensation in kind (2)	76,746

Pension plan contribution	25,444

(1)
“Variable compensation” includes a multi-year variable compensation (“Extraordinary Cash Incentive Program”) in an amount of 2,075,189 euros for the 2005, 2006 and 2007 periods, the payment of which was related to the achievement of certain objectives and operating and business metrics established at Group level for the 2005-2007 period, which were met in the first half of 2008.

(2)	“Compensation in kind” includes life and other insurance premiums (general medical insurance and dental coverage).
Additionally, with respect to the Pension Plan for Senior Executives, the total amount of contributions made by the Telefónica Group in 2008 with respect to executive directors amounted to 1,860,754 euros.
Likewise, related to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006, it is noted that the maximum number of shares corresponding to the first, second and third phases of the Plan to be granted (on July 1, 2009, July 1, 2010 and July 1, 2011) to each of Telefónica, S.A.’s executive directors if all performance conditions are met, is as follows: for César Alierta Izuel, 129,183, 116,239 and 148,818 shares, respectively; for Julio Linares López 65,472, 57,437 and 101,466 shares, respectively; for José María Álvarez-Pallete López 62,354, 53,204 and 67,644 shares, respectively).
It should be noted that the non-executive directors do not receive and did not receive any compensation during 2008 in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
Likewise, the Company does not grant and did not any advances, loans or credits in favor of the directors, nor its top executives during 2008, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., applicable to Telefónica, S.A. as a listed company in such market.

Meanwhile, the six senior executives1 of the Company, excluding those that are also members of the Board of Directors, have received in 2008 a total for all items (including the compensation related to the Extraordinary Cash Incentive Program indicated above), of 13,223,911 euros. In addition, the contributions by the Telefónica Group in 2008 with respect to the Pension Plan for these directors amounted to 911,041 euros.
Furthermore, the maximum number of shares corresponding to the first, second and third phases of the “Performance Share Plan” assigned to all the Company’ senior executives is 157,046 shares for the first phase, 130,911 shares for the second phase and 306,115 shares for the third phase.
Finally, it is noted that Antonio Viana-Baptista, who stepped down from his executive duties on January 31, 2008, received in 2008 8,584,000 euros of severance in accordance with Clause Nine, Section 1 of his senior executive contract dated October 21, 1998. Mr. Viana-Baptista has also received an amount of 3,289,972 euros for the following items: (i) fixed and variable compensation; (ii) compensation in kind; (iii) long-term incentive, which he was entitled to receive in 2008 and was earned in the preceding three years, and (iv) settlement of accrued assets and similar items earned and not yet received.

[1]
For these purposes, senior executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOS, including in all cases the person in charge of the internal audit.

(8)	EQUITY
The composition and movement of equity accounts during 2008 and 2007 are as follows:

	Attributable to equity holders of the parent
	No. of		Share				Retained	Translation		Minority
(Millions of euros)	shares	Share capital	premium	Legal reserve	Revaluation reserve	Treasury shares	earnings	differences	Total	interests	Total equity
Balance at December 31, 2006	4,921,130,397	4,921	2,869	984	1,358	(329)	5,851	1,524	17,178	2,823	20,001

Dividends paid	—	—	—	—	—	—	(3,077)	—	(3,077)	(324)	(3,401)
Capital decrease	(147,633,912)	(148)	(2,054)	—	—	2,202	—	—	—	—	—
Net movement in treasury shares	—	—	(13)	—	—	(2,105)	(13)	—	(2,131)	—	(2,131)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	(95)	(95)
Income and expense recognized in the period	—	—	—	—	—	—	9,585	(1,427)	8,158	265	8,423
Other movements	—	—	(280)	—	(1,178)	—	1,455	—	(3)	61	58

Balance at December 31, 2007	4,773,496,485	4,773	522	984	180	(232)	13,801	97	20,125	2,730	22,855

Dividends paid	—	—	—	—	—	—	(4,165)	—	(4,165)	(333)	(4,498)
Capital decrease	(68,500,000)	(68)	(1,136)	—	—	1,204	—	—	—	—	—
Net movement in treasury shares	—	—	1,074	—	—	(3,151)	(232)	—	(2,309)	—	(2,309)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	(42)	(42)
Income and expense recognized in the period	—	—	—	—	—	—	7,320	(3,708)	3,612	(114)	3,498
Other movements	—	—	—	—	(8)	—	(24)	—	(32)	90	58

Balance at December 31, 2008	4,704,996,485	4,705	460	984	172	(2,179)	16,700	(3,611)	17,231	2,331	19,562

Dividends
•	Dividends paid in 2008:

At its meeting held on April 22, 2008, Telefónica, S.A.’s Board of Directors agreed to pay an additional dividend charged against 2007 profit for a fixed gross amount of 0.40 euros per share, entailing a payment of 1,869 million euros in May 2008.

In addition, in November of 2008 an interim dividend was distributed, charged against 2008 profit, for a fixed gross amount of 0.50 euros per share, entailing a payment of 2,296 million euros.

•	Dividends paid in 2007:

At its meeting held on May 10, 2007, Telefónica, S.A.’s Board of Directors passed a resolution to pay an additional dividend charged against 2006 profit for a fixed gross amount of 0.30 euros per share, entailing a payment of 1,425 million euros in the month of May.

In addition, in November of 2007 an interim dividend was distributed, charged against 2007 profit, for a fixed gross amount of 0.35 euros per share, entailing a payment of 1,652 million euros.
Proposed appropriation of profit attributable to equity holders of the parent
The stand-alone result obtained by Telefónica, S.A. in 2008 is 2,700 million euros of profit.
At its meeting of September 24, 2008, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2008 profit for a fixed gross amount of 0.5 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on November 12, 2008. The total amounted 2,296 million euros, and was paid in its entirely.
Accordingly, Telefónica, S.A.’s Board of Directors, proposed appropriation of 2008 profit to be submitted for approval at the Shareholders’ Meeting is as follows:

Millions of euros
Total distributable profit	2,700

Interim dividend (paid in November 2008)	2,296
Goodwill reserve	2
Voluntary reserves	402

Total	2,700

Treasury shares
In 2008 and 2007, the following transactions involving treasury shares were carried out:

No. of shares
Treasury shares at December 31, 2006	75,632,559

Acquisitions	149,099,044
Disposals	(12,626,323)
Share cancellation	(147,633,912)

Treasury shares at December 31, 2007	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at June 30, 2008	125,561,011

The amount paid to acquire treasury shares in 2008 was 2,225 million euros (2,324 million euros in 2007). Meanwhile, 1 million euros of treasury shares were sold in 2008 (210 million euros in 2007).
At December 31, 2008, the Group held put options on 6 million treasury shares. At December 31, 2007 there were no call or put options on Telefónica, S.A. shares.
At the General Shareholders’ Meeting of Telefónica, S.A. held on April 22, 2008 an agreement was reached to reduce the Company’s share capital by means of the cancellation of 68,500,000 treasury shares. This capital decrease was formally carried out on July 18, 2008.

(9)	FINANCIAL ASSETS AND LIABILITIES
The detail of the Telefónica Group’s financial assets by category at December 31, 2008 and 2007 is as follows:

	At December 31, 2008
	Fair value through profit
	or loss					Total
	Held for	Fair value	Available-	Amortized		carrying
(Millions of euros)	trading	option	for-sale	cost	Hedges	amount
Non-current financial assets	1,182	92	2,327	1,371	2,404	7,376

Investments	—	—	1,584	—	—	1,584
Long-term credits	—	88	743	771	—	1,602
Long-term prepayments	—	—	—	92	—	92
Deposits and guarantees	—	—	—	905	—	905
Derivative instruments	1,182	4	—	—	2,404	3,590
Provisions	—	—	—	(397)	—	(397)

Current financial assets	700	273	181	4,951	388	6,493

Short-term credits	—	—	20	458	—	478
Derivative instruments	694	4	—	—	388	1,086
Cash and cash equivalents	—	—	—	4,277	—	4,277
Other financial assets	6	269	161	216	—	652

Total financial assets	1,882	365	2,508	6,322	2,792	13,869

	At December 31, 2008
	Fair value through profit or
	loss
	Held for	Fair value	Amortized		Total carrying
(Millions of euros)	trading	option	cost	Hedges	amount
Non-current financial liabilities	443	—	42,839	1,806	45,088
Interest-bearing debt	—	—	16,178	—	16,178
Issues	—	—	26,478	—	26,478
Derivatives	443	—	—	1,806	2,249
Other financial liabilities	—	—	183	—	183

Current financial liabilities	570	3	7,353	174	8,100

Interest-bearing debt	—	—	3,752	—	3,752
Issues	—	—	3,601	—	3,601
Derivatives	570	3	—	174	747
Other financial liabilities	—	—	—	—	—

Total financial liabilities	1,013	3	50,192	1,980	53,188

	At December 31, 2007
	Fair value through profit
	or loss					Total
	Held for	Fair value	Available-	Amortized		carrying
(Millions of euros)	trading	option	for-sale	cost	Hedges	amount
Non-current financial assets	525	52	2,701	1,461	1,080	5,819

Investments	122	—	2,113	—	—	2,235
Long-term credits	—	52	588	932	—	1,572
Long-term prepayments	—	—	—	97	—	97
Deposits and guarantees	—	—	—	813	—	813
Derivative instruments	403	—	—	—	1,080	1,483
Provisions	—	—	—	(381)	—	(381)

Current financial assets	151	284	6	6,187	59	6,687

Short-term credits	—	—	—	210	—	210
Derivative instruments	151	—	—	—	59	210
Cash and cash equivalents	—	—	—	5,065	—	5,065
Other financial assets	—	284	6	912	—	1,202

Total financial assets	676	336	2,707	7,648	1,139	12,506

	At December 31, 2007
	Fair value through profit or
	loss
	Held for	Fair value	Amortized		Total carrying
(Millions of euros)	trading	option	cost	Hedges	amount
Non-current financial liabilities	109	—	44,626	2,207	46,942

Interest-bearing debt	—	—	17,753	—	17,753
Issues	—	—	26,667	—	26,667
Derivatives	109	—	—	2,207	2,316
Other financial liabilities	—	—	206	—	206

Current financial liabilities	183	—	6,459	344	6,986

Interest-bearing debt	—	—	3,069	—	3,069
Issues	—	—	3,390	—	3,390
Derivatives	183	—	—	344	527
Other financial liabilities	—	—	—	—	—

Total financial liabilities	292	—	51,085	2,551	53,928

The change in Available-for-sale assets in 2008 mainly relates to the changes in the fair values of the investments included in this category and the disposal of the investment in Sogecable, S.A. after the takeover bid launched by the Prisa Group for this company. The result before tax obtained on this disposal amounts to 143 million euros, recognized under “Other income” in the consolidated income statement.
In January 2008, Telefónica, S.A., through its fully owned subsidiary Telefónica Internacional, S.A.U., reached an agreement for the acquisition of an additional stake of approximately 2.22% of the capital stock of Chinese telecommunications company China Netcom Group Corporation (Hong Kong) Limited (“CNC”), executed on September 22, for an amount of approximately 313 million euros. Also in September, it reached another agreement to acquire an additional stake of approximately 5.74% of CNC.

This acquisition was structured in two tranches: the first tranche, carried out on September 9, for approximately 374 million euros entailed shares representing approximately 2.71% of the share capital of CNC, and a second tranche, which entailed a number of shares representing approximately 3.03% of the capital of China Unicom Limited (“CU”), issued after the merger between CNC and CU.
The second tranche was carried out on October 28, 2008, requiring an investment by the Telefónica Group of approximately 413 million euros.
After these acquisitions, the Telefónica Group’s stake in China Unicom at December 31, 2008 is approximately 5.38%, recognized at December 31, 2008 in an amount of 1,102 million euros.
Due to the poor situation of financial markets a year end assessment of impairment for each listed security in the available for sale portfolio was performed. The analysis performed did not identify the need to recognize any impairment loss.
The movements in the Group’s issues in 2008 and 2007 are as follows:

	Balance at		Repurchases or	Exchange-rate	Balance at
Issues (millions of euros)	12/31/07	Issues	redemptions	effects and other	12/31//2008
Debt securities issued in an EU Member State requiring the registry of a prospectus	19,599	1,250	(1,660)	447	19,636
Debt securities issued in an EU Member State not requiring the registry of a prospectus	172	—	—	2	174
Other debt securities issued outside an EU Member State	10,286	81	(123)	25	10,269

TOTAL	30,057	1,331	(1,783)	474	30,079

	Balance at		Repurchases or	Exchange-rate	Balance at
Issues (millions of euros)	12/31/06	Issues	redemptions	effects and other	12/31/2007
Debt securities issued in a EU Member State requiring the registry of a prospectus	19,864	3,315	(3,134)	(447)	19,598
Debt securities issued in an EU Member State not requiring the registry of a prospectus	181	—	—	(8)	173
Other debt securities issued outside an EU Member State	9,097	1,894	(416)	(289)	10,286

TOTAL	29,142	5,209	(3,550)	(744)	30,057

The terms of the main issues or redemptions in 2008 are as follows (in millions of euros):

Name of	ISIN	Issue /	Type of	Transaction	Nominal	Issue	Outstanding	Interest	Listing
issuer	code	cancellation	security	date	amount	currency	balance	rate	market
T. Emisiones, S.A.U.	XS0368055959	Issue	Bond	06/12/2008	1,250	EUR	1,287	5.580%	London
T. Emisiones, S.A.U.	XS0272573485	Cancelation	Bond	10/30/2008	(300)	EUR	—	Eur.+0.2	London
T. Europe B.V.	Misc.	Issue	Commercial paper	Misc.	4,096	EUR	840	4.417%	N/A
T. Europe B.V.	Misc.	Cancelation	Commercial paper	Misc.	(4,174)	EUR	—	4.624%	N/A
Telefónica, S.A.	Misc.	Cancelation	Promissory note	Misc.	(1,439)	EUR	—	4.614%	AIAF
Telefónica, S.A.	Misc.	Cancelation	Promissory note	Misc.	(797)	EUR	—	6.676%	AIAF
Telefónica, S.A.	Misc.	Issue	Promissory note	Misc.	752	EUR	354	4.493%	AIAF
Telefónica, S.A.	Misc.	Issue	Promissory note	Misc.	994	EUR	478	4.565%	AIAF
Telefónica, S.A.	XS0368055959	Cancelation	Bond	03/03/2008	(421)	EUR	—	4.840%	AIAF
The credit rating of all these issues is “Baa1/BBB+/BBB+”.
(10)	AVERAGE NUMBER OF GROUP EMPLOYEES
The Group’s average headcount in 2008 and 2007 is as follows:

Average number of employees	2008	2007
Male	124,926	123,344
Female	126,849	120,708

Total	251,775	244,052

(11)	TAX MATTERS
The comparison of the accompanying income statements shows an increase in the income tax expense for 2008 relative to 2007.
The annual change in the effective tax rate is affected mainly by the tax credit recognized in the second half of 2007 arising from the recognition of a higher tax loss carryforward amounting to 2,812 million euros generated on the disposal of the stake in Endemol Investment Holding, B.V. (see Note 3) as a difference between the tax and carrying amount of the Endemol shares at the time of disposal. The positive impact recognized in “Corporate income tax” in the consolidated income statement amounts to 914 million euros.
There were also changes in the tax rates of some countries in which the Telefónica Group operates. This included a decrease in the tax rate in Spain, from 32.5% in 2007 to 30% as of January 1, 2008. Similarly, in the UK the rate became 28% in 2008 (from 30%) and in Germany 29.8% (from 38.6%). Lastly, the changes in the Czech Republic are worth noting, as the rate decreased from 24% to 21% in 2008, and will be reduced to 20% in 2009 and 19% in 2010.

The 2002 income tax return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. This arose through the transfer of certain holdings acquired in previous years where the fair value differed from the carrying amount (underlying book value) as a result of having implemented article 159 of the Spanish Corporation Law. The discrepancy in this adjustment in the tax inspections of fiscal years 2001 to 2004 has not had an accounting effect, as the Company decided not to account for a tax credit in this respect, due to the past rulings by the tax authorities that differed from the interpretation being put forward by the Company.
Tax inspections commenced in June 2006 at several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent, were concluded in July 2008. The tax items and periods subject to inspection were corporate income tax for the years 2001 to 2004, VAT and tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the years 2002 to 2004.
As for corporate income tax, and besides the 2,137 million euro negative adjustment made in 2002 by Telefónica Móviles commented before, additional adjustments to correct various other matters have been proposed in an amount of approximately 346 million euros. Telefónica, S.A. has filed an appeal with the Central Administrative Economic Court to dispute the assessment derived from the tax inspection. As it has been considered that the Company acted in accordance with applicable tax legislation, no tax penalties have been assessed and no liability for this matter has been reflected in the financial statements.
With respect to the other items and periods, no material liability has been recognized or is expected to be recognized in the future.
(12)	OTHER INFORMATION
Litigation and arbitration
In accordance with the status of ongoing litigation, and with respect to the information regarding the litigation included in Note 21.a) to the consolidated financial statements for the year ended December 31, 2007, the following significant developments have occurred from December 31, 2007 to the date of preparation of the accompanying interim financial statements (see Note 11 for unresolved tax-related cases):
•	Procedures deriving from the voluntary bankruptcy proceeding initiated by Sistemas e Instalaciones de Telecomunicaciones, S.A.U. (SINTEL)

Regarding the criminal lawsuit related to the bankruptcy and liquidation of Sintel (a subsidiary of Telefónica until its sale to the Mastec group in April 1996), in its judgment of January 16, 2009, Section 4 of the Criminal Court of the Spanish National Court of Justice rejected all the appeals filed against the initial partial dismissal of the cause. Accordingly, the directors involved, as well as Telefónica, S.A. and Telefónica de España, S.A.U. were cleared of responsibility.

•	Contentious proceedings in connection with the takeover bid for Terra Networks, S.A. and its subsequent merger with Telefónica, S.A.
•
The World Association of Shareholders of Terra Networks, S.A. (ACCTER) filed an appeal for judicial review at the National Appellate Court against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica, S.A. for Terra Networks, S.A. Telefónica appears as an intervening non-party in the procedure.

The appeal was declared inadmissible by the National Court via a ruling issued on January 24, 2006, against which ACCTER filed an administrative appeal. This appeal was rejected via a ruling issued on November 25, 2008 by the Third Section of the Supreme Court of Administrative Appeals, with the appellants charged for the court costs.

•
Meanwhile, on June 30, 2005, ACCTER and its President, on his own account, filed a complaint contesting the merger resolution adopted at the Shareholders’ Meeting of Terra Networks, S.A. held on June 2, 2005. The Court of First Instance rejected the claim via a ruling on July 14, 2006.

ACCTER and its President appealed this new ruling, which was again rejected by the Barcelona Regional Court in a ruling issued on April 7, 2008.
•
Finally, on September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The case was heard on November 27, 2008, with a judgment to follow in due course.

•	Claim at the ICSID
As the suspension period envisaged in the memorandum of understanding has expired, Telefónica, S.A. requested an additional six-month extension starting on October 6, 2008, which was approved by the ICSID Arbitration Court.
•	Proceeding initiated by Telefónica O2 Czech Republic, a.s. against the ruling of the Czech Telecommunications Office (CTO) dated December 22, 2003 (Reference nº 27865/2003-603/IV)
Regarding the claim presented by T-Mobile before Prague District Court 3 requesting the execution the ruling of December 22, 2003 entailing an amount of 1,859 million Czech crowns, approximately 57 million euros (in principal and interest) and in order to pre-empt the impact of a potential execution and lift the precautionary embargo on Telefónica O2 Czech Republic’s assets, this company paid the disputed amount, 2,023 million Czech crowns (approximately 82 million euros). Nonetheless, the procedure is still in the courts. Telefónica O2 Czech Republic considers that there are sufficient guarantees that a ruling in its favor will be issued, enabling it to recover the amount paid.

Commitments
With respect to the information included in Note 21.b) to the consolidated financial statements for the year ended December 31, 2007 significant developments occurring in 2008 are as follows:
•	Guarantees provided for Ipse 2000 (Italy)

At December 31, 2008, the Telefónica Group had provided guarantees for Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy), in which it owns an indirect stake through Telefónica Móviles, S.A.U. and Solivella B.V., for the 365 million euros payable to the Italian government in connection with the grant of the license.

Telefónica, S.A. (together with the other strategic partners of Ipse 2000 S.p.A) arranged a counterguarantee for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.

In the wake of the decision by the Italian government to revoke the UMTS license granted to Ipse 2000 S.p.A., the Company considered that as the contractual conditions governing the payment of the license were modified, Ipse 2000 S.p.A. was no longer obliged to pay the remaining amount and, therefore, the bank guarantee and the partners’ counterguarantee (cash collateral) had become extinct. Consequently, the Company lodged an appeal against the government to keep the guarantee from being executed and to return the cash collateral to the shareholders in their respective investments.

On June 15, 2008, the civil court in Rome rejected Ipse 2000 S.p.A.’s claims, forcing the company to pay for its license in full. Similarly, the State Council rejected the company’s appeal against the Italian government’s refusal to allow Ipse 2000 S.p.A. to return the additional 5Mhz of spectrum for 826 million euros and to revoke its license.

The contingencies arising from the commitments described above have been evaluated in the preparation of the interim litigation and financial statements at December 31, 2008, as described in the consolidated financial statements for the year ended December 31, 2007, and the provisions recorded with respect to the commitments taken as a whole are not material.
(13)	SUBSEQUENT EVENTS
The following events regarding the Group have occurred from December 31, 2008 to the date of preparation of these interim financial statements:
Second tender offer for CTC shares
Upon completion of the tender offer launched on September 17, 2008 by Telefónica Internacional Holding, Ltda., for Compañía de Telecomunicaciones de Chile, S.A. (CTC) and pursuant to Chilean law, on December 1, 2008, Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that Telefónica did not hold, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s total share capital) under the same economic terms as the initial offer.
Upon completion of the acceptance period of the second offer on January 7, 2009, Telefónica’s indirect ownership in CTC’s share capital has increased to 97.89%.

Dividends
At its meeting of January 28, 2009, the Board of Directors of Telefónica, S.A. analyzed and approved a proposal to increase the dividend corresponding to the 2009 financial year to 1.15 euros per share, which will be out to the vote of the shareholders.
At its meeting of February 25, 2009, Telefónica, S.A.’s Board of Directors agreed to propose at the next Shareholders’ Meeting the payment of a dividend against 2008 profit with a charge to reserves of a gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros.
Financing
On February 3, 2009, Telefónica Emisiones, S.A.U. issued 2,000 million euros of bonds maturing February 3, 2014 with an annual coupon of 5.431% under the issuance program (EMTN) registered on the London Stock Exchange on July 8, 2005 and renewed on July 3, 2008. These bonds are guaranteed by Telefónica, S.A.
On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in the 6,000 million euro credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of 4,000 million euros of the 6,000 million euros drawn down, 2,000 million euros for one year and the remaining 2,000 million euros for two years.
On February 17, 2009, the Moody’s rating agency affirmed Telefónica, S.A.’s long-term Baa1 rating, and revised the outlook to from “Baa1/stable” to “Baa1/positive”, reflecting Moody’s expectation that going forward, Telefónica will sustain an improved financial risk profile, in line with Telefónica Group management’s published objectives.
Guarantees provided for Ipse 2000 S.p.A.
After the Italian courts rejected Ipse 2000 S.p.A.’s case regarding the UMTS license it held, on January 7, 2009, Telefónica paid 241.3 million euros corresponding to the annual payments of 2006, 2007 and 2008. As of the preparation of these interim financial statements, the Telefónica Group still owes 151.7 million euros in this respect.
(14)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These interim condensed consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.
These interim condensed consolidated financial statements are presented on the basis of International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE
The most significant changes in the consolidation scope in 2008 are as follows:
Telefónica Latin America
On April 3, 2008, in accordance with the terms of a sale and purchase agreement entered into on August 2, 2007, after the pertinent administration authorizations were obtained, Vivo Participaçoes, S.A. (“VIVO”) completed the acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of Telemig Celular Participaçoes, S.A., the controlling shareholder of Telemig Celular, S.A., a mobile telephony operator in the State of Minas Gerais (Brazil). According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million reais (approximately 429 million euros). VIVO also acquired the right held by the seller, Telpart Participaçoes, S.A. (“TELPART”) to subscribe in the future for paid up shares in Telemig Celular Participaçoes S.A. for a price of approximately 70 million reais (26 million euros).
Moreover, on April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A., launched a voluntary tender offer for a number shares of up to one third of the free float of represented by the preferred stock of Telemig Celular Participaçoes, S.A. and its subsidiary Telemig Celular, S.A. at a price per share of 63.90 and 654.72 Brazilian reais, respectively. Once the offer concluded, on May 15, 2008, having reached a level of offer acceptance 100%, TCO IP, S.A. acquired 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively. Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15, 2008, for all the voting stock of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies.
On December 19, 2008, approval was given by shareholders of Telemig Celular Participaçoes, S.A., Telemig Celular, S.A. and Vivo Participaçoes, S.A. (Vivo) in their respective extraordinary meetings to reorganize the Vivo Group, whereby TCO IP, S.A. was spun off. Its assets were subsequently integrated under Telemig Celular, S.A. and Telemig Celular Participaçoes, S.A., making VIVO a shareholder in both of these Brazilian companies, with direct and indirect stakes at December 31, 2008 amounting to 90.65% of Telemig Celular, S.A. and 58.9%, of Telemig Celular Participaçoes, S.A. Both companies are included in the Telefónica Group’s consolidation scope using proportionate consolidation.
On September 17, 2008, Telefónica, S.A. launched a tender offer through its Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (“CTC”) that it did not control directly or indirectly, amounting to 55.1% of CTC’s share capital.
Once the acceptance period had ended and the transaction had been settled, Telefónica is indirect ownership in CTC increased from 44.9% to 96.75%. This is the percentage that appears as the percentage of ownership in the consolidated financial statements. The Chilean company continues to be included in the Telefónica Group’s consolidated scope by being fully consolidated.

Other companies
In March, Telco S.p.A., 42.3% owned by Telefónica, S.A. acquired 121.5 million shares of Italian company Telecom Italia, representing 0.9% of its share capital, at a price of 1.23 euros per share. This increased its direct ownership to 24.5% of the voting stock and 16.9% of the shares with dividend rights. The transaction entailed a total payment of 149.8 million euros.
As a result, the Telefónica Group indirectly holds 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco, S.p.A. is included in the Telefónica Group’s consolidated financial statements under the equity method.
In December, Portuguese company Portugal Telecom, S.G.P.S., S.A. (PT) decreased its outstanding share capital through the cancellation of 46,082,677 treasury shares in line with its share buyback program. This raised the Telefónica Group’s direct and indirect ownership interest to 10.48%. In accordance with article 20 of the Portuguese securities code, Telefónica, S.A. sold 4,264,394 shares of PT, thereby lowering its ownership stake to 10%. This company continues to be included in the consolidation scope under the equity method.

INTERIM CONSOLIDATED MANAGEMENT REPORT
CONSOLIDATED RESULTS
In a complex environment, commercial and financial results of the Telefónica Group in 2008 demonstrated the advantages of its differential profile: high diversification of its operations, integrated operations and competitive strength in key markets, high execution capacity and financial robustness.
We increased our customer base, measured in terms of total accesses, by 13.2% to 258.9 million accesses at December 31, 2008 from 228.7 million accesses at December 31, 2007. This growth was primarily driven by a 16.6% increase in mobile accesses, a 20.9% increase in broadband accesses and 29.7% increase in pay TV accesses. By geographic area, Telefónica Latin America increased its accesses by 18.0% to 158.3 million at December 31, 2008 from 134.1 million at December 31, 2007, primarily as a result of strong growth in broadband, net adds in its mobile business and an expanding pay TV customer base.
By access type, we increased mobile accesses by 16.6% to 195.6 million (including 4 million accesses approximately of Telemig, which we incorporated in April 2008) at December 31, 2008 from 167.8 million at December 31, 2007. The main contributors to the net adds by country were Brazil (7.5 million accesses, excluding those of Telemig), Mexico (2.8 million accesses), Peru (2.5 million accesses) and Germany (1.7 million accesses).
We also significantly increased final customer Internet broadband accesses by 20.9% to 12.5 million at December 31, 2008 from 10.3 million at December 31, 2007, primarily as a result of robust demand for ADSL, TV and voice bundles, making a significant contribution to the development of the broadband market and to the increase of customer loyalty. In Spain more than 85% of our retail broadband accesses were included in Duo or Trio bundles, while in Latin America the weight of the packaged products continued to grow, with 49% of broadband accesses bundled in Duo and Trio bundles.
From December 31, 2007 to December 31, 2008, we increased retail broadband accesses by 13.7% in Spain to 5.2 million, by 20.5% to 6.1 million in Latin America and by 72.9% to 1.2 million in Europe.
Finally, we increased pay TV accesses by 29.7% to 2.3 million at December 31, 2008 from 1.7 million at December 31, 2007, primarily as a result of further market penetration in the areas in which this service is available, which as of December 31, 2008, included Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela.
This strong growth in our customer base translated into an increase in 2008 compared to 2007 of 2.7% in revenues to 57,946 million euros in 2008 compared to 56,441 million euros in 2007. Negative exchange rate effects resulted in a reduction of our revenue growth by 3 percentage points, while changes in our consolidation perimeter reduced such growth by another 1.2 percentage points.
By geographic area, Telefónica Latin America contributed the greatest percentage to our revenues in 2008, accounting for 38.3% of the total, which represents an increase of 2.7 percentage points from 2007. Telefónica Spain contributed 36.0% of our revenues and Telefónica Europe contributed the remaining 24.7%.

Our total expenses decreased 2.6% to 36,892 million euros in 2008 compared to 37,881 million euros in 2007. On a constant Euro basis, total expenses would have increased 0.9% from 2007 to 2008, consolidating a downward trend observed at the beginning of the year.
Our supply expenses decreased 0.5% to 17,818 million euros in 2008 compared to 17,907 million euros in 2007. On a constant Euro basis, our supply expenses would have grown 3.6% from 2007 to 2008, primarily as a result of higher interconnection expenses at Telefónica Latin America and Telefónica O2 UK.
Personnel expenses decreased 14.3% to 6,762 million euros in 2008 compared to 7,893 million euros in 2007 (a decrease of 12.4% on a constant Euro basis). 2007 personnel expenses were affected by personnel reorganization expenses of 1,199 million euros. The average workforce during 2008 reached 251,775 employees, with a net increase of 7,723 employees compared to 2007, mainly due to the workforce increases within Atento. Excluding employees of Atento, our average number of employees in 2008 would have decreased by 2,218 employees to 124,885 employees compared to 2007, partly due to the exclusion of Airwave and Endemol from our 2008 consolidation perimeter.
External service expenses increased 0.9% to 10,079 million euros in 2008 compared to 9,991 million euros in 2007 (an increase of 3.7% on a constant Euro basis), principally driven by higher other expenses from Telefónica Latin America, mainly in Brazil, Venezuela and Chile by outsourcing activities and commissions, as well as the increased cost of acquisition and retention of Telefónica Europe.
In 2008, our gains on the sales of fixed assets totaled 292 million euros, principally generated by capital gains recorded on the sale of our stake in Sogecable for 143 million euros and sales of certain real estate assets pursuant to real estate rationalization programs being carried out by Telefónica Spain and Telefónica Europe. In 2007, we recorded capital gains realized on our disposal of Airwave of 1,296 million euros and Endemol of 1,368 million euros in the second and third quarters, respectively.
As a result of the foregoing, our operating income before depreciation and amortization (OIBDA) increased 0.4% to 22,919 million euros in 2008 compared to 22,824 million euros in 2007.
Telefónica Spain contributed 44.9% of our OIBDA, while Telefónica Latin America and Telefónica Europe contributed 36.8% and 18.2%, respectively.
Our OIBDA margin decreased to 39.6% in 2008 compared to 40.4% in 2007. 2007 OIBDA was affected by the inclusion of capital gains recorded on the disposition of Airwave and Endemol.
Our depreciation and amortization decreased 4.1% to 9,046 million euros in 2008 compared to 9,436 million euros in 2007. Depreciation and amortization related primarily to the amortization by Telefónica Europe of the purchase price allocation made following the acquisition of the O2 Group (689 million euros) and Telefónica O2 Czech Republic (131 million euros).
Our operating income increased 3.6% to 13,873 million euros in 2008 from 13,388 million euros in 2007, due to recognition of the aforementioned capital gains on the sale of Airwave and Endemol in 2007.

Our net profit from associates amounted to a loss of 161 million euros in 2008 compared to a gain of 140 million euros in 2007, primarily as a result of the net adjustment Telco S.p.A. made to the valuation of its investment in Telecom Italia. To calculate this valuation adjustment, we considered the synergies that we expect to achieve through the improvement of specific processes in Telefónica Group’s operations primarily in Europe as a result of certain alliances reached with Telecom Italia. As a result of this revaluation, we recorded a loss of 209 million euros in 2008.
Net financial results at the end of December 2008 fell 1.6% to 2,797 million euros compared to 2,844 million euros in 2007, mainly due to:
a) The decrease of 7.6% in the average debt that generated savings of 240 million euros. Also a revenue of 93 million euros, 9 million euros higher than in 2007, due to changes in the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value.
b) An increase of the average cost of the Group’s debt, to 6.0% over total average debt excluding foreign exchange results that leads to a higher expense of 218 million euros due to higher interest rates.
Free cash flow generated by the Telefónica Group up to the end of December 2008 amounted to 9,145 million euros of which 2,224 million euros were assigned to Telefonica’s share buyback program, 4,165 million euros to Telefónica S.A. dividend payment and 920 million euros to commitment cancellations derived mainly from the pre-retirements plans. Financial and Real Estate net investments for the period amounted to 1,327 million euros mainly due to the CTC minority stake purchase, the increase of our participation in China Unicom, the Telemig purchase and the sale of Sogecable’s participation. Because of these effects, net financial debt decreased in 508 million euros. Also, net debt was reduced by an additional 2,043 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this led to a decrease of 2,551 million euros in the net financial debt of the Telefónica Group to 42,733 million euros at December 2008 compared to 45,284 million euros in 2007.
Our tax provision amounted to 3,089 million euros in 2008 compared to 1,565 million euros in 2007, implying an effective tax rate of 28.3%, while our cash outflow with respect to taxes was lower due to our application of tax losses generated in previous years and pending deductions. The primary reason for our significantly lower tax provision in 2007 was our disposal of Endemol in 2007, which generated a fiscal loss.
Our minority interests increased by 10,2% to a negative figure of 234 million euros in 2008 compared to a negative figure of 213 million euros in 2007. Minority stakes in Telesp and Telefónica O2 Czech Republic accounted for most of the minority interests expenses.
As a result of the above, our consolidated net profit decreased 14.8% to 7,592 million euros in 2008 compared to 8,906 million euros in 2007. One of the major factors contributing to our lower consolidated net profit in 2008 compared to 2007 was our inclusion of capital gains from the dispositions of Airwave and Endemol in our 2007 consolidated net profit.
Basic earnings per share were 1.63 euros in 2008 compared to 1.87 euros in 2007.

Our capital expenditures increased 4.7% to 8,401 million euros in 2008 compared to 8,027 million euros in 2007, mainly as a result of investments made to support the growth in Telefónica Latin America’s broadband and pay TV business and our expansion of the coverage and capacity of our mobile networks.
Our operating cash flow, which we measure as OIBDA for the period minus capital expenditures for the period, decreased 1.8% to 14,518 million euros in 2008 compared to 14,797 million euros in 2007. Telefónica Spain accounted for 8,077 million euros of operating cash flow and Telefónica Latin America and Telefónica Europe contributed 4,410 million euros and 2,108 million euros, respectively.
The table below provides down the Group’s accesses at the dates indicated:

	At December 31,
	2006	2007	2008
	(thousands)
End customer accesses (1)	42,340.7	43,433.6	42,930.8
Data and internet accesses	12,170.9	13,156.6	14,654.3
Narrowband	3,997.7	2,678.7	1,997.2
Broadband (2)	7,974.8	10,320.2	12,472.1
Other (3)	198.4	157.7	185.0
Mobile accesses	145,125.1	167,781.1	195,598.9
Pay TV	1,064.0	1,748.1	2,267.5

End customer accesses	200,700.7	226,119.4	255,451.4

Leased loop	962.2	1,396.5	1,748.1
Shared loop	527.7	776.4	602.3
Unbundled loop	434.5	620.1	1,145.8
Wholesale ADSL (5)	1,288.6	571.7	534.7
Other (6)	228.6	656.0	1,150.1

Wholesale accesses	2.479.4	2,624.2	3,433.0

Total accesses	203,180.2	228,743.6	258,884.4

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 access x30. Company’s accesses for internal use. Total “fixed wireless” accesses included.

(2)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	Includes remaining non-broadband final client circuits.

(4)	Includes accesses of Telemig from April 2008.

(5)	Includes unbundled lines by Telefónica Deutschland.

(6)	Includes circuits for other operators.

Notes:	- As of January 1, 2007, Iberbanda accesses are included.

- As of December 31, 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

- As of January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

THE RISKS AND UNCERTAINTY FACING THE COMPANY
Risks related to our Industry
Our business is conditioned both by intrinsic factors that affect exclusively to Telefónica Group as well as other external factors that are common to businesses of the same sector. The risks described below are the most important but not the only ones that we face.
We face intense competition in most of our markets, which could result in decreases in current and potential customers, revenues and profitability. We face significant competition in all of the markets in which we operate, and we are therefore subject to the effects of actions by our competitors in these markets. Our competitors could:
•	offer lower prices, more attractive discount plans or better services and features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and enhance their networks more rapidly.
Furthermore, some of our competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;

•	greater financial, technical, marketing and other resources;

•	dominant position or significant market power;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.
To compete effectively with our competitors, we need to successfully market our products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by our competitors, pricing strategies adopted by our competitors, changes in consumer preferences and in general economic, political and social conditions. If we are unable to effectively compete, it could result in price reductions, lower revenues, under-utilization of our services, reduced operating margins and loss of market share.
We operate in a highly regulated industry, which could adversely affect our businesses. As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. Furthermore, the licensing, construction, operation and interconnection arrangements of our communications systems are regulated to varying degrees by the European Union, national, state, regional and local authorities. Furthermore, our activities are subject to strict regulation in many of the countries and market segments in which we operate, particularly in many areas of the fixed telephony business.

Regulatory authorities regularly intervene in the offering and pricing of our products and services. Furthermore, they could also adopt regulations or take other actions that could adversely affect us, including revocation of or failure to renew any of our licenses, changes in the spectrum allocation, revocation of or failure to renew authorizations or concessions to offer services in a particular market, changes in the regulation of international roaming prices and mobile termination rates, introduction of virtual mobile operators, and regulation of the local loop. Such regulatory actions could place significant competitive and pricing pressure on our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.
Regulatory policies applicable in many of the countries in which we operate are designed to increase competition in most of our market segments, especially in the fixed telephony, broadband and mobile telephony segments, including by, among other methods, granting new licenses in existing licensed territories in order to permit the entry of new competitors or imposing special rules and obligations upon currently present operators, such as the requirement for number portability in those countries where it has not yet been implemented. Since these regulatory policies are designed to favor the entry and establishment of new operators, they are likely to have the effect, over time, of reducing our market share in the relevant markets in which we operate.
In addition, since we hold a leading market share in many of the counties where we operate, we could face regulatory actions by supranational or national antitrust or competition authorities if it is determined that we have prevented restricted or distorted competition in such markets. These authorities could prohibit us from taking further actions such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which, if significant, could result in loss of market share and/ or in harm to our financial performance and future growth.
Furthermore, we can expect the regulatory landscape to change in Europe as a consequence of the revised regulations resulting from the review of the common regulatory framework currently in place in the European Union. These revised regulations are expected to be approved at the end of 2009 or the beginning of 2010 and could result in increases in the regulatory pressure on the local competitive environment. We may also face new regulatory initiatives in the area of mobile telecommunications in Europe, including increased regulatory pressure on international roaming tariffs for data and SMS services and on mobile termination rates. In addition, we may also face pressure from regulatory initiatives in some European countries regarding the reform of spectrum rights of use and spectrum allocation.
Finally, the recent adoption of new regulations regarding wholesale services (such as, access to ducts or dark fiber) in Spain may result in an increase of the competitive pressure in the provision of high speed telecommunication services.

We operate under licenses, authorizations and concessions granted by government authorities. Most of our operating companies require licenses, authorizations or concessions from the governmental authorities of the countries in which they operate. These licenses, authorizations and concessions specify the types of services permitted to be offered by the operating company holding such license, authorization or concession.. The continued existence and terms of our licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions as well as their renewal terms and conditions may be affected by political and regulatory factors.
The terms of these licenses, authorizations and concessions granted to our operating companies and conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms. As licenses, authorizations and concessions approach the end of their terms, we intend to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, though we can not guarantee that we will always complete this process successfully.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In particular, our existing licenses, authorizations and concessions typically require us to satisfy certain obligations, including, amongst others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession for the relevant area. In addition, the need to meet scheduled deadlines may require our companies to expend more resources than otherwise budgeted for a particular network build-out.
The industry in which we operate is subject to rapid technological changes, which requires us to continuously adapt to such changes and to upgrade our existing networks. If we are unable to adapt to such changes, our ability to provide competitive services could be materially adversely affected. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge on a continuous basis and that existing products and technologies will further develop. These new products and technologies may reduce the prices for our existing services or may be superior to, and render obsolete, the products and services we offer and the technologies we use, and may consequently reduce the revenues generated by our products and services and require investment in new technology. In addition, we may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for us to upgrade our products and technology in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect our business, financial condition, results of operations and cash flow.
In particular, we must continue to upgrade our existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets, to enhance our financial performance and to satisfy regulatory requirements. Among other things, we could be required to upgrade the functionality of our networks to accommodate increased customization of services, to increase coverage in some of our markets, or to expand and maintain customer service, network management and administrative systems.

Many of these tasks are not entirely under our control and may be affected by applicable regulations. If we fail to execute these tasks successfully, our services and products may be less attractive to new customers and we may lose existing customers to our competitors, which would adversely affect our business, financial condition, results of operations and cash flow.
Spectrum capacity may become a limiting factor. Our mobile operations in a number of countries may rely on our ability to acquire additional spectrum. The failure to obtain sufficient capacity and spectrum coverage could have a material adverse impact on the quality of our services and on our ability to provide new services, adversely affecting our business, financial condition, results of operations and cash flow.
Our business could be adversely affected if our suppliers fail to provide necessary equipment and services on a timely basis. We depend upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Furthermore, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, our business and results of operations could be adversely affected. Similarly, interruptions in the supply of telecommunications equipment for our networks could impede network development and expansion, which in some cases could adversely affect our ability to satisfy our license terms and requirements.
We may be adversely affected by unanticipated network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in our service, could result in customer dissatisfaction, reduced revenues and traffic and costly repairs and could harm our reputation. We attempt to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and cannot avert every action or event that could damage or disrupt our technical infrastructure. Although we carry business interruption insurance, our insurance policy may not provide coverage in amounts sufficient to compensate us for any losses we may incur.
The mobile industry may be harmed by reports suggesting that radio frequency emissions cause health problems. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has increased significantly. In many cases, this has hindered the deployment of the infrastructures necessary to ensure quality of service.
Institutions and organizations, such as the World Health Organization (WHO), have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.

Whether or not other research or studies conclude there is a link between radiofrequency emissions and health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on our mobile companies and consequently on our financial condition, results of operations and cash flow. While we are not aware of any evidence confirming a link between radio-frequency emissions and health problems and we continue to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.
Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets. We review on an annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to asses whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in their acquisition costs. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the necessity of introducing impairment changes in our goodwill, intangible assets or fixed assets.
Though the recognition of impairments of tangible, intangible and financial assets result in a non-cash charge on the income statement, it could adversely affect our results of operations, and as a last consequence, may affect the achievement of our growth targets.
Group related risks
A material portion of our operations and investments are located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America. At December 31, 2008 approximately 36.3% of our assets were located in Latin America. In addition, approximately 38.7% of our revenues from operations for 2008 were derived from our Latin American operations. Our operations and investments in Latin America (including the revenues generated by these operations, their market value and the dividends and management fees expected to be received from them) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:
•	government regulation or administrative polices may change unexpectedly and negatively affect our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•
the effects of inflation or currency depreciation may lead certain of our subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which we operate; and

•	economic downturns, political instability and civil disturbances may negatively affect our operations.

Finally, our operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which we operate. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which we operate.
Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange, interest rate risk or financial investment risks. We are exposed to various types of market risk in the normal course of our business, including the impact of changes in foreign currency exchange rates, as well as the impact of changes in interest rates, as well as the impact of changes of credit risk in our treasury investments or in some structured financed transactions we enter. We employ risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for our risk management purposes, or if we cannot enter into arrangements of the type and for the amounts necessary to limit our exposure to currency exchange rate fluctuations, or if our banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect our cash financial condition, results of operations and cash flow. Also, our other risk management strategies may not be successful which could adversely affect our financial condition, results of operations and cash flow. Moreover, if the rating of our counterparties in treasury investments or in our structured financed transactions deteriorates significantly or fails in their obligations to us we may suffer loss of value in our investments, incur in unexpected losses or/and assume additional financial obligations under this transactions, such failure could adversely affect our cash financial condition, results of operations and cash flow.
To illustrate the sensitivity of finance costs to variability in short-term interest rates, referred to December 31 2008, assuming a 100 basis point rise in all currencies in which the Company has a financial position and no change in the currency make-up and balance of the position at year end, the financial expense would increase by 178 million euros. On the other hand, if the exchange rate position affecting the income statement at the end of 2008 would remain constant in 2009 and Latin American currencies depreciated against the US dollar and the rest of the currencies against the Euro by 10%, the impact on the income statement would be an expense of 107 million euros. Consequently, the Group follows an active management policy to reduce, as far as possible, these impacts.
Adverse economic conditions could reduce the purchase of our products and services. Our business is impacted by general economic conditions and other similar factors in each of the countries in which we operate. The current adverse economic environment and uncertainty about present global economic conditions may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.
In addition, there could be other possible follow-on effects from the credit crisis on our business, including insolvency of key suppliers or customers. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our business financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

Existing or worsening conditions in the international financial markets may limit our ability to carry out our business plan. The development and distribution of our services, as well as the operation, expansion and upgrading of our networks and the fulfillment of our dividend payout commitment to our shareholders, require substantial financing. Moreover, our liquidity and capital resource requirements may increase if we participate in other fixed line or wireless license award processes or make acquisitions. We also have major capital resource requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.
If our ability to generate cash flow were to decrease, whether due to the current worldwide financial and economic crisis or otherwise, we may need to incur additional debt or rise other forms of capital to support our liquidity and resources requirements for the ongoing development and expansion of our business.
The current financial crisis affecting the international banking system and financial markets has resulted in a significant tightening of credit markets, a low level of liquidity in many financial markets and high volatility in credit, equity and currency markets. Existing or worsening conditions in the international credit markets may make it more difficult and more expensive to refinance our financial debt (debt maturities in 2009 are of 7,014 million euros) or to incur in additional debt In January 2009 we issued 2 billion euros in five year bonds with a spread of 250 basis points over swaps, close to 150 basis points higher than that paid on the same maturity in May 2008. In addition, our capacity to raise capital in the international capital markets would be impaired if our credit ratings were downgraded, whether due to decreases in our cash flow or otherwise. Further, current market conditions make more challenging the renewal of our unused bilateral credit facilities which are scheduled to expire prior December 31, 2009 (an aggregate of more than 2,720 million euros).
The current financial crisis would also make more difficult and costly for our current shareholders to launch rights issues or to ask investors for equity investments, even if further funds were needed for pursuing our business plans.
The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our joint venture company with Portugal Telecom. Our mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, which is jointly controlled by us and Portugal Telecom SGPS, S.A. (“Portugal Telecom”). As a result of our less than controlling interest in this joint venture, we do not have absolute control over the operations of the venture. As a result, there is an inherent risk for management or operational disruptions whenever a disagreement between us and our partner arises.
Therefore, we must cooperate with Portugal Telecom in order to implement and expand upon our business strategies and to finance and manage the operations of the venture. If we do not manage to obtain the cooperation of Portugal Telecom or if a disagreement or deadlock arises we may not achieve the expected benefits from this joint venture, including economies of scale and opportunities to achieve potential synergies and cost savings.

Other risks
We are involved in disputes and litigation with regulators, competitors and third parties. We are party to lawsuits and other legal, regulatory and antitrust proceedings in the ordinary course of our business, the final outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs to us. Such disputes and litigation (or settlements thereof) may have a material adverse effect on our business, financial condition, results of operations and cash flow.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: February 26th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer